20012706

)N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing

70 South Lake Avenue, Suite 700
(No. and Street)

MAR 20 2020

Pasadena (City) CA (State) 91101 (Zip Code)

Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Farber Hass Hurley LLP
(Name - if individual, state last, first, middle name)

9301 Oakdale Avenue, Suite 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Subscribed and sworn to before me this 13th day of February, 2020

Notary Public

JULIE RAHN CROOKS
Notary Public - California
Los Angeles County
Commission # 2305723
My Comm. Expires Sep 17, 2023

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2019

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Western International Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Western International Securities, Inc.'s management. Our responsibility is to express an opinion on Western International Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Western International Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Western International Securities, Inc.'s auditor since 2016.
Chatsworth, California
March 17, 2020

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash and cash equivalents	$	7,040,259
Commissions receivable		1,714,794
Due from registered representatives, net		635,186
Deposits at clearing brokers		800,422
Due from clearing brokers		1,647,992
Other receivables		25,637
Securities owned, at fair value		1,275,007
Property and equipment, net		2,225,079
Operating Lease Assets		3,452,786
Customer list, net		409,539
Deposits and other assets		705,270
Deferred tax assets		1,706,300
Total Assets	$	21,638,271
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	2,870,781
Operating Lease Liabilities		4,471,617
Deferred affilation fee		306,858
Accounts payable and accrued expenses		4,151,001
Securities sold short, not yet purchased, at fair value		41,584
Deferred revenue		1,778,768
Total liabilities		13,620,609
Commitments and contingencies (see Note 9)		
Stockholder's equity		
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding		30
Additional paid-in capital		1,392,567
Retained earnings		6,625,065
Total stockholder's equity		8,017,662
Total Liabilities and Stockholder's Equity	$	21,638,271

See accompying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations
Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly-owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company executes and clears its securities transactions on a fully disclosed basis with clearing brokers.

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America in conformity with U.S. generally accepted accounting (U.S. "GAAP").

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased as well as money market mutual funds to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short at Fair Value
In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>U.S. Treasury securities</u>
U.S. Treasury securities, U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets.

<u>Common Stock</u>
The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

1. Nature of operations and summary of significant accounting policies (continued)

Bonds
The fair value of municipal and corporate bonds is estimated using recently executed transactions, market price quotations, and pricing models that factor in, where applicable, observable inputs such as interest rates, yields, and spreads. If observable inputs for a specific bond are not available, pricing models used to consider inputs from similar bonds that have comparable interest rates, maturity, yields, credit risk, etc. are factored into the model. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Revenue Recognition
Revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer in accordance to ASC 606.

Money Management Revenue
The Company earns fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. Money management fees are primarily earned over time as the Company provides the contracted services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end or quarter-end.

Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of December 31, 2018 and 2019, the balance of the deferred assets was $173,507 and $326,000, respectively. As of December 31, 2018 and 2019, the balance of the deferred liabilities was $192,786 and $365,000, respectively.

Transaction fees
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date.

Commissions equity transactions, insurance products, and other.
Commission revenue represents revenue from introducing trades and is recognized on a trade date basis as services are provided.

1. Nature of operations and summary of significant accounting policies (continued)

Commission mutual fund products
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Many funds pay a commission upon settlement of a purchase of the fund shares. Certain fees may be paid over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the shares held by the Company's customers. The fund may also pay, upon investor exit from the fund, a contingent deferred sales charge. Revenue is recognized as services are provided.

Independent representative fees
Independent representative fees include charges to the Company's independent representatives for services rendered as part of their affiliation with the Company.

An annual affiliation fee is charged to independent representatives in October for the following year. Affiliation fee revenue is recorded as deferred revenue at year end and amortized monthly the next year. At December 31, 2018 and 2019, the affiliation deferred revenue was $399,003 and $306,858, respectively.

Other revenue
Investment service fee transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are included in proprietary trading revenue.

Commissions Receivable and Payable
Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from clearing brokers or direct sponsors. No allowance was deemed necessary as of December 31, 2019 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company.

Due from Registered Representatives, net
Due from registered representatives represents receivables from representatives for advances of commissions or outstanding loan balances. The amount due is net of the allowance for doubtful accounts, which is the Company's best estimate of the amount of credit losses in the Company's existing due from registered representatives balance. The allowance is determined on an individual basis upon review of the probability that a registered representative will not repay all of the balance due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2019, the allowance for doubtful accounts was $252,514.

1. Nature of operations and summary of significant accounting policies (continued)

Property and Equipment
Property and equipment, consisting of computer equipment, furniture and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Betterments to property and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company provides for depreciation and amortization as follows:

Asset	Method	Useful Life
Furniture	Straight-line	5 years
Computer equipment	Straight-line	5 years
Leasehold improvements	Straight-line	Remaining lease term
Computer software	Straight-line	3 years

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2019, management has determined that the Company's assets are not impaired.

Income Taxes
The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return as a C- corporation. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of operations and summary of significant accounting policies (continued)

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that all appropriate tax benefits have been recognized at December 31, 2019. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns with U.S. federal and state jurisdictions. These returns remain subject to examinations from 2016 through the current year. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces its securities transactions to National Financial Services, LLC, Pershing LLC and Wedbush Securities Inc., its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company is also a member of the Securities Investor Corporation ("SIPC"), with coverage of $500,000. The Company has not experienced any losses in such accounts.

3. Due from clearing brokers

Due from clearing brokers represents receivables due from the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold short.

4. Fair value measurements

The Company's assets and liabilities, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019
Assets				
Securities owned, at fair value				
State and municipal bond obligations				
Ohio	$ -	$ 305,637	$ -	$ 305,637
Missouri	-	205,746	-	205,746
North Dakota		131,923		131,923
Pennslyvania	-	89,016	-	89,016
Florida	-	79,626	-	79,626
California	-	58,334	-	58,334
Georgia	-	53,642	-	53,642
Other	-	187,510	-	187,510
Corporate bonds	-	160,507	-	160,507
Common stock and exchange traded funds	3,066	-	-	3,066
Total securities owned, at fair value	$ 3,066	$ 1,271,941	$ -	$ 1,275,007
Cash equivalents	$ 91,261	$ -	$ -	$ 91,261
Total Assets	$ 94,327	$ 1,271,941	$ -	$ 1,366,268
Liabilities				
Securities sold short, not yet purchased, at fair value				
U.S. Treasury Securities	$ 38,234	$ -	$ -	$ 38,234
Common Stock	3,350	-	-	3,350
Total Liabilities	$ 41,584	$ $ -	$ -	$ 41,584

Realized gains and losses are included in proprietary trading revenue in the statement of income.

5. Property and equipment

Property and equipment consist of the following as of December 31, 2019:

Computer equipment	$277,599
Furniture	323,590
Computer software	65,202
Leasehold improvements	2,207,731
	2,874,122
Less accumulated depreciation	(649,043)
Property and equipment, net	$ 2,225,079

Total depreciation expense for the year ended December 31, 2019 was $399,377.

6. Borrowings on margin

The Company utilizes margin for trading in its largest proprietary account. As of December 31, 2019, the margin balance was $0. Refer to Note 2 regarding risks associated with borrowings.

7. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

8. Deferred revenue

Deferred business development credits are included in deferred revenue and represent a business development credit from one of the Company's clearing brokers. The credit is being recognized pro rata and recorded as other income over the term of the clearing agreement which expires in 2025. The credit recognized during the year ended December 31, 2019 was $310,000. At December 31, 2018 and 2019, the deferred credit amounted to $1,444,167 and $1,334,167, respectively.

9. Commitments and contingencies

Commitments

The Company adopted ASC 842, Leases ("Topic 842") on January 1, 2019. The Company determines if an arrangement is a lease or contains a lease at inception. At the time of adoption, the Company had operating leases for corporate offices with remaining lease terms of 2 years to 7 years. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. The cumulative effect of the adoption resulted in an increase to beginning retained earnings of $281,767.

9. Commitments and contingencies (continued)

During the year ended December 31, 2019, the Company reduced operating lease liabilities by $723,980; cash paid as operating cash flows from operating leases was $885,874; the weighted average remaining lease term for operating leases was 4.5 years; and the weighted average discount rate was 3.31%. As of 1/1/19, the company obtained lease assets in exchange for operating lease liabilities in the amount of $4,073,520.

Maturities of operating lease liabilities as of December 31, 2019 were as follows:

2020	$912,847
2021	$876,428
2022	$835,369
2023	$860,027
2024	$885,432
Thereafter	$526,963
Total lease payments	$4,897,066
Less imputed interest	$425,449
Total	$4,471,617

Under the terms of the agreements with the clearing firms, the Company is required to maintain minimum levels of regulatory net capital (see Note 12) and under certain conditions require payments for early termination. The most restrictive net capital requirement requires the Company to maintain a minimum level of net capital of $1,500,000. Early termination payment could materially affect the financial condition, results of operations and cash flows of the Company. In the opinion of management, the probability of early termination is remote. The clearing firm reserves the right to request the financials of the Company's parent company.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2019, the Company has included in accrued liabilities, reserves for estimated obligations associated with these proceedings. In the opinion of management, the amount of any additional liability with respect to these matters will not materially affect the Company's financial condition, results of operations, or its cash flows.

10. Income taxes

The components of provision for income taxes for the year ended December 31, 2019 are as follows:

Current provision	
Federal	$1,310,622
State	530,196
	1,840,818
Deferred	
Federal	(636,700)
State	(231,900)
	(868,600)

10. Income taxes (continued)

The following tabulation reconciles the federal and state statutory tax rate to the Company's effective rate:

Federal statutory rate	$865,895
State statutory rate	399,847
Meals and entertainment	23,756
Margin interest	441
Tax Exempt interest	(19,812)
Other	(297,909)
Provision for income taxes	$972,218

The tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred revenue	$574,900
Diff between RUA and Lease Liability	304,100
Intangible	103,000
Unrealized (gain)/loss	30,100
Allowance for doubtful accounts	75,300
State income deduction	62,600
Contingent liability	613,000
Total deferred tax assets	1,763,000
Deferred tax liabilities:	
Depreciation	(56,700)
Total deferred tax liabilities	(56,700)
Net deferred tax assets	$1,706,300

The net deferred tax asset is $1,706,300, of which $1,219,400 relates to Federal taxes and $486,900 relates to State taxes. In assessing the realizable portion of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

11. Defined contribution plan

The Company participates in a 401(k) defined contribution plan (the "Plan"). All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the Plan. During the year ended December 31, 2019, the Company made matching contributions of $178,836 to the Plan.

12. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2019, the Company's net capital was $2,133,253, which was $1,571,448 in excess of its minimum requirement of $561,805.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

13. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2019 or during the year then ended.

14. Acquisition of brokers and customer lists

At December 31, 2019, customer lists were as follows:

	Gross Amount	Accumulated Amortization	Net Carrying Value
Financial West Investment Group	$ 783,777	$ 473,541	$ 310,236
Northeast Securities, LLC	140,197	40,894	99,303
	$ 923,974	$ 514,435	$ 409,539

15. Recently Adapted Accounting Pronouncements

In February 2016, the FASB issued ASC 842, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019. Operating lease assets and corresponding lease liabilities were recognized on the Company's statement of financial condition. Beginning retained earnings was increased by $281,769 in recognition of the cumulative-effect adjustment of adopting ASC 842. There was no material impact to the Company's statement of income. Refer to Note 9. Leases, for additional disclosure and significant accounting policies affecting leases.

16. Subsequent events

Pending Sale

During 2019, the Company's parent entered into an agreement to sell 100% of its shares to Atria Wealth Solutions (Atria). Upon closing, Atria will indirectly own 100% of the Company. The transaction is pending approval by the Financial Industry Regulatory Authority and is expected to close during the first half of 2020.

The Company evaluated all subsequent event activity through the date the financial statements were issued and concluded that no additional subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.